Exhibit 99.1
MCE Finance Limited
Index to Unaudited Quarterly Report
For the Three Months Ended March 31, 2011

Page(s)

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	2-4

Unaudited MCE Finance Limited — Restricted Subsidiaries Group Condensed Consolidated Financial Statements	5-7

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited	8-9

MCE Finance Limited
Condensed Consolidated Balance Sheet
(In thousands of U.S. dollars)

	March 31, 2011	December 31, 2010
	(Unaudited)	(Audited)(1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$533,040	$410,767
Restricted cash	145,498	167,286
Accounts receivable, net	250,898	259,521
Amounts due from affiliated companies	176,823	183,881
Inventories	15,329	14,990
Prepaid expenses and other current assets	14,226	9,057

Total current assets	1,135,814	1,045,502

PROPERTY AND EQUIPMENT, NET	2,606,087	2,660,464
GAMING SUBCONCESSION, NET	642,433	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	90,814	94,470
DEFERRED FINANCING COST	41,482	45,387
LAND USE RIGHTS, NET	423,274	428,155

TOTAL	$5,026,039	$5,016,855

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,803	$8,880
Accrued expenses and other current liabilities	498,132	449,912
Current portion of long-term debt	238,884	202,997
Amount due to shareholder	1,072,970	1,071,121
Amounts due to affiliated companies	32,924	38,373

Total current liabilities	1,851,713	1,771,283

LONG-TERM DEBT	1,449,920	1,521,251
OTHER LONG-TERM LIABILITIES	4,403	6,476
DEFERRED TAX LIABILITIES	17,623	17,818
LAND USE RIGHT PAYABLE	16,359	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive losses	(4,883)	(7,786)
Accumulated losses	(570,821)	(578,153)

Total shareholders’ equity	1,686,021	1,675,786

TOTAL	$5,026,039	$5,016,855

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

Three Months Ended
March 31, 2011

OPERATING REVENUES
Casino	$770,873
Rooms	24,162
Food and beverage	15,353
Entertainment, retail and others	23,460

Gross revenues	833,848
Less: promotional allowances	(21,336)

Net revenues	812,512

OPERATING COSTS AND EXPENSES
Casino	(611,169)
Rooms	(4,585)
Food and beverage	(9,007)
Entertainment, retail and others	(13,034)
General and administrative	(54,138)
Pre-opening costs	(603)
Amortization of gaming subconcession	(14,309)
Amortization of land use rights	(4,881)
Depreciation and amortization	(63,322)
Property charges and others	(25)

Total operating costs and expenses	(775,073)

OPERATING INCOME	37,439

NON-OPERATING EXPENSES
Interest expenses, net	(26,538)
Other finance costs	(4,156)
Foreign exchange gain, net	392

Total non-operating expenses	(30,302)

INCOME BEFORE INCOME TAX	7,137
INCOME TAX CREDIT	195

NET INCOME	$7,332

MCE Finance Limited
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

Three Months Ended
March 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,512
Amortization of deferred financing costs	3,905
Amortization of discount on senior notes payable	174
Gain on disposal of property and equipment	(15)
Allowance for doubtful debts	9,479
Changes in operating assets and liabilities:
Accounts receivable	(566)
Amounts due from affiliated companies	7,058
Inventories	(339)
Prepaid expenses and other current assets	(5,169)
Long-term prepayment, deposits and other assets	586
Accounts payable	(77)
Accrued expenses and other current liabilities	57,790
Amounts due to affiliated companies	(5,449)
Other long-term liabilities	205
Deferred tax liabilities	(195)

Net cash provided by operating activities	157,231

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(14,336)
Deposits for acquisition of property and equipment	(1,006)
Changes in restricted cash	21,788
Payment for land use right	(7,582)
Proceeds from sale of property and equipment	113

Net cash used in investing activities	(1,023)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing cost	(166)
Amount due to shareholder	1,849
Principal payments on long-term debt	(35,618)

Net cash used in financing activities	(33,935)

NET INCREASE IN CASH AND CASH EQUIVALENTS	122,273
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$533,040

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(11,717)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$308

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Balance Sheet (Unaudited)
(In thousands of U.S. dollars)

	March 31, 2011	December 31, 2010(1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$533,040	$410,767
Restricted cash	145,498	167,286
Accounts receivable, net	250,898	259,521
Amounts due from affiliated companies	176,823	183,881
Amounts due from unconsolidated subsidiaries	2	2
Inventories	15,329	14,990
Prepaid expenses and other current assets	14,226	9,057

Total current assets	1,135,816	1,045,504

PROPERTY AND EQUIPMENT, NET	2,606,087	2,660,464
GAMING SUBCONCESSION, NET	642,433	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	90,814	94,470
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6	6
DEFERRED FINANCING COST	41,482	45,387
LAND USE RIGHTS, NET	423,274	428,155

TOTAL	$5,026,047	$5,016,863

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,803	$8,880
Accrued expenses and other current liabilities	498,132	449,912
Current portion of long-term debt	238,884	202,997
Amount due to shareholder	1,072,966	1,071,117
Amounts due to affiliated companies	32,922	38,371

Total current liabilities	1,851,707	1,771,277

LONG-TERM DEBT	1,449,920	1,521,251
OTHER LONG-TERM LIABILITIES	4,403	6,476
DEFERRED TAX LIABILITIES	17,623	17,818
LAND USE RIGHT PAYABLE	16,359	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive losses	(4,883)	(7,786)
Accumulated losses	(570,807)	(578,139)

Total shareholders’ equity	1,686,035	1,675,800

TOTAL	$5,026,047	$5,016,863

(1)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

Three Months Ended
March 31, 2011

OPERATING REVENUES
Casino	$770,873
Rooms	24,162
Food and beverage	15,353
Entertainment, retail and others	23,460

Gross revenues	833,848
Less: promotional allowances	(21,336)

Net revenues	812,512

OPERATING COSTS AND EXPENSES
Casino	(611,169)
Rooms	(4,585)
Food and beverage	(9,007)
Entertainment, retail and others	(13,034)
General and administrative	(54,138)
Pre-opening costs	(603)
Amortization of gaming subconcession	(14,309)
Amortization of land use rights	(4,881)
Depreciation and amortization	(63,322)
Property charges and others	(25)

Total operating costs and expenses	(775,073)

OPERATING INCOME	37,439

NON-OPERATING EXPENSES
Interest expenses, net	(26,538)
Other finance costs	(4,156)
Foreign exchange gain, net	392

Total non-operating expenses	(30,302)

INCOME BEFORE INCOME TAX	7,137
INCOME TAX CREDIT	195

NET INCOME	$7,332

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

Three Months Ended
March 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,512
Amortization of deferred financing costs	3,905
Amortization of discount on senior notes payable	174
Gain on disposal of property and equipment	(15)
Allowance for doubtful debts	9,479
Changes in operating assets and liabilities:
Accounts receivable	(566)
Amounts due from affiliated companies	7,058
Inventories	(339)
Prepaid expenses and other current assets	(5,169)
Long-term prepayment, deposits and other assets	586
Accounts payable	(77)
Accrued expenses and other current liabilities	57,790
Amounts due to affiliated companies	(5,449)
Other long-term liabilities	205
Deferred tax liabilities	(195)

Net cash provided by operating activities	157,231

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(14,336)
Deposits for acquisition of property and equipment	(1,006)
Changes in restricted cash	21,788
Payment for land use right	(7,582)
Proceeds from sale of property and equipment	113

Net cash used in investing activities	(1,023)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing cost	(166)
Amount due to shareholder	1,849
Principal payments on long-term debt	(35,618)

Net cash used in financing activities	(33,935)

NET INCREASE IN CASH AND CASH EQUIVALENTS	122,273
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$533,040

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(11,717)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$308

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited
For the Three Months Ended March 31, 2011
(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau	Adjustments on
	Restricted	(Macau	Peninsula)	Investment Cost	Consolidated
	Subsidiaries	Peninsula) Hotel	Developments	of Unconsolidated	Total for MCE
	Group	Limited	Limited	Subsidiaries	Finance Limited

Condensed Consolidated Balance Sheet (Unaudited)
As of March 31, 2011

ASSETS

CURRENT ASSETS
Cash and cash equivalents	533,040				533,040
Restricted cash	145,498				145,498
Accounts receivables, net	250,898				250,898
Amounts due from affiliated companies	176,823				176,823
Amounts due from (to) group companies	—	(1)	(1)	2	—
Amounts due from unconsolidated subsidiaries	2			(2)	—
Inventories	15,329				15,329
Prepaid expenses and other current assets	14,226				14,226

Total current assets	1,135,816	(1)	(1)	—	1,135,814

PROPERTY AND EQUIPMENT, NET	2,606,087				2,606,087
GAMING SUBCONCESSION, NET	642,433				642,433
INTANGIBLE ASSETS, NET	4,220				4,220
GOODWILL	81,915				81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	90,814				90,814
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6			(6)	—
DEFERRED FINANCING COST	41,482				41,482
LAND USE RIGHTS, NET	423,274				423,274

TOTAL	5,026,047	(1)	(1)	(6)	5,026,039

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	8,803				8,803
Accrued expenses and other current liabilities	498,132				498,132
Current portion of long-term debt	238,884				238,884
Amounts due to shareholder	1,072,966	2	2		1,072,970
Amounts due to affiliated companies	32,922	1	1		32,924

Total current liabilities	1,851,707	3	3	—	1,851,713

LONG-TERM DEBT	1,449,920				1,449,920
OTHER LONG-TERM LIABILITIES	4,403				4,403
DEFERRED TAX LIABILITIES	17,623				17,623
LAND USE RIGHT PAYABLE	16,359				16,359

SHAREHOLDERS’ EQUITY
Ordinary shares	—	3	3	(6)	—
Additional paid-in capital	2,261,725				2,261,725
Accumulated other comprehensive losses	(4,883)				(4,883)
Accumulated losses	(570,807)	(7)	(7)	0	(570,821)

Total shareholders’ equity	1,686,035	(4)	(4)	(6)	1,686,021

TOTAL	5,026,047	(1)	(1)	(6)	5,026,039

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited
For the Three Months Ended March 31, 2011
(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau	Adjustments on
	Restricted	(Macau	Peninsula)	Investment Cost	Consolidated
	Subsidiaries	Peninsula) Hotel	Developments	of Unconsolidated	Total for MCE
	Group	Limited	Limited	Subsidiaries	Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2011

OPERATING REVENUES
Casino	770,873				770,873
Rooms	24,162				24,162
Food and beverage	15,353				15,353
Entertainment, retail and others	23,460				23,460

Gross revenues	833,848	—	—	—	833,848
Less: promotional allowances	(21,336)				(21,336)

Net revenues	812,512	—	—	—	812,512

OPERATING COSTS AND EXPENSES
Casino	(611,169)				(611,169)
Rooms	(4,585)				(4,585)
Food and beverage	(9,007)				(9,007)
Entertainment, retail and others	(13,034)				(13,034)
General and administrative	(54,138)				(54,138)
Pre-opening cost	(603)				(603)
Amortization of gaming subconcession	(14,309)				(14,309)
Amortization of land use rights	(4,881)				(4,881)
Depreciation and amortization	(63,322)				(63,322)
Property charges and others	(25)				(25)

Total operating costs and expenses	(775,073)	—	—	—	(775,073)

OPERATING INCOME	37,439	—	—	—	37,439

NON-OPERATING EXPENSES
Interest expenses, net	(26,538)				(26,538)
Other finance costs	(4,156)				(4,156)
Foreign exchange gain, net	392				392

Total non-operating expenses	(30,302)	—	—	—	(30,302)

INCOME BEFORE INCOME TAX	7,137	—	—	—	7,137

INCOME TAX CREDIT	195				195

NET INCOME	7,332	—	—	—	7,332